Filed by Social Capital Suvretta Holdings Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Akili Interactive Labs, Inc.

Registration No.: 333-262706

Date: April 27, 2022

This filing relates to the proposed merger of Akili Interactive Labs, Inc., a Delaware corporation (“Target”), with Karibu Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Social Capital Suvretta Holdings Corp. I,

a Cayman Islands exempted company limited by shares (“SPAC”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 26, 2022, by and among SPAC, Merger Sub and Target.

Welcome. 2

About this presentation This investor presentation ( Presentation ) contains proprietary and conﬁdential information of Social Capital Suvretta Holdings Corp. I (“SCS”) and Akili Interactive Labs, Inc. (“Akili” or the “Company”), and the entire content should be considered “Conﬁdential Information” with respect to both SCS and the Company. This presentation is made solely for informational purposes, and no representation or warranty, express or implied, is made by SCS, the Company or any of their representatives as to the information contained in these materials or disclosed during any related presentations or discussions. The recipient of this presentation shall keep this presentation and its contents conﬁdential, shall not use this presentation and its contents for any purpose other than as expressly authorized by SCS and the Company and shall be required to return or destroy all copies of this presentation or portions thereof in its possession promptly following request for the return or destruction of such copies. By accepting delivery of this presentation, the recipient is deemed to agree to the foregoing conﬁdentiality requirements. This Presentation is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between SCS and the Company and related transactions and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this presentation. To the fullest extent permitted by law in no circumstances will SCS, the Company, Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Cowen & Company, LLC, nor any of their respective subsidiaries, stockholders, afﬁliates, representatives, partners, directors, ofﬁcers, employees, investment banks, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of proﬁt arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither SCS nor the Company has independently veriﬁed the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Company or the Business Combination. Viewers of this presentation should each make their own evaluation of the Company and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Presentation and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualiﬁcation under the securities laws of any such jurisdiction, or (ii) an offer or commitment to lend, syndicate or arrange a ﬁnancing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FORWARD LOOKING STATEMENTS Certain statements, estimates, targets and projections in this Presentation may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or involving, or future performance of, SCS or the Company. For example, statements concerning the following include forward-looking statements: projections of the Company’s future ﬁnancial results and other metrics, the satisfaction of closing conditions to the Business Combination and the timing of the completion of the Business Combination; the growth of the Company’s business and its ability to realize expected results; the Company’s plans for commercialization of EndeavorRx®; the growth and expansion of its clinical development pipeline; the viability of its growth and commercialization strategy, including related capabilities; trends and developments in the digital healthcare industry; the advantages and potential of its solution; its visibility into future ﬁnancial performance; and the total addressable markets for the Company’s development candidates. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SCS and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent deﬁnitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against SCS, the Company, the combined company or others following the announcement of the Business Combination and any deﬁnitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of SCS, or the Company to obtain ﬁnancing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated beneﬁts of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth proﬁtably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that the Company or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; the Company’s estimates of expenses and proﬁtability; the evolution of the markets in which the Company competes; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products; the ability of the Company to defend its intellectual property and satisfy regulatory requirements; the impact of the COVID-19 pandemic on the Company’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SCS’s ﬁnal prospectus dated June 29, 2021 relating to its initial public offering and other risks and uncertainties indicated from the time to time in the deﬁnitive proxy statement to be delivered to SCS’s stockholders and related registration statement on Form S-4, including those set forth under “Risk Factors” therein, and other documents ﬁled to be ﬁled with the Securities and Exchange Commission (the “SEC”) by SCS. 3

About this presentation USE OF PROJECTIONS This Presentation contains certain ﬁnancial forecasts of the Company. Neither SCS’ nor the Company’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. Such ﬁnancial forecast information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such ﬁnancial forecast information are inherently uncertain and are subject to a wide variety of signiﬁcant business, economic, competitive and other risks and uncertainties. See Forward-Looking Statements above. Actual results may differ materially from the results contemplated by the ﬁnancial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reﬂected in such forecasts will be achieved. SCS and the Company own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with SCS or the Company, or an endorsement or sponsorship by or of SCS or the Company. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but such references are not intended to indicate, in any way, that SCS or the Company will not assert, to the fullest extent under applicable law, their rights or the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION AND WHERE TO FIND IT In connection with the proposed Business Combination, SCS ﬁled with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of SCS, and after the registration statement is declared effective, SCS will mail a deﬁnitive proxy statement/ prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SCS’ shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the deﬁnitive proxy statement/prospectus and other documents ﬁled in connection with the proposed Business Combination, as these materials will contain important information about the Company, SCS and the Business Combination. When available, the deﬁnitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SCS as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the deﬁnitive proxy statement/prospectus and other documents ﬁled with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Social Capital Suvretta Holdings Corp. I, 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052. PARTICIPANTS IN THE SOLICITATION SCS, the Company and their respective directors and executive ofﬁcers may be deemed participants in the solicitation of proxies from SCS’ stockholders with respect to the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SCS’ stockholders in connection with the Business Combination will be set forth in SCS’ proxy statement when it is ﬁled with the SEC. A list of the names of SCS’ directors and executive ofﬁcers and a description of their interests in SCS is contained in SCS’ ﬁnal prospectus relating to its initial public offering, dated June 29, 2021, and in SCS’s Current Report on Form 8-K, dated September 24, 2021, which were ﬁled with the SEC and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Social Capital Suvretta Holdings Corp. I, 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052. Additional information regarding the interests of the participants in the solicitation of proxies from SCS’ stockholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available. Stockholders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above. 4

Establishing a new era of cognitive medicine through game-changing technologies 5

2013

nature
GAME CHANGER

1st HUMAN RESULTS W/TECHNOLOGY PROTOTYPE

2016

PRE
POST
Power (dB)

1st HUMAN RESULTS W/COMMERCIAL CANDIDATE (SPD)

2018


1st PATENT GRANTED FOR AKILI'S UNIQUE DTX MECHANISM

2020

THE LANCET
Digital Health

1st PIVOTAL TRIAL RESULTS IN SPECIFIC DISEASE POPULATION (ADHD)

2020
In a landmark decision, FDA greenlights a video game for kids with ADHD — STAT+



1st FDA CLEARANCE & CE MARK FOR FIRST PRODUCT FROM PLATFORM

2022

EndeavorRx
The game-changing ADHD treatment
TALK TO A DOCTOR NOW

PURPOSE-BUILT DTX DISTRIBUTION AND COMMERCIAL INFRASTRUCTURE

R&D

- TECHNOLOGY STUDIED AS **SCREEN IN EARLY ALZHEIMER'S**
  - Akili and Pfizer successfully gamify Alzheimer's — FIERCE Biotech
- TECHNOLOGY STUDIED AS A **MONITOR IN MULTIPLE SCLEROSIS**
  - Akili's game-based EVO Monitor shows promise for cognitive screening in MS: study — FirstWord HEALTHTECH

PORTFOLIO EXPANSION

- **DEPRESSION RCT RESULTS** PUBLISHED IN AJP
  - Akili study grabs attention with digital therapeutic for adults with MDD and new hire — BioWorld™
- 1ST TRIAL IN US TARGETING **COVID BRAIN FOG** COMMENCED
  - Doctors are testing a prescription video game for COVID-19 'brain fog — THE VERGE
- **MULTIPLE SCLEROSIS RCT RESULTS** PUBLISHED IN NEUROLOGY AND THERAPY

AKILI

6

EDDIE MARTUCCI, PHD
Chief Executive Officer, Co-Founder
Former: PureTech Health



ANIL JINA, MD
Chief Medical Officer
Former: Pfizer, Sanofi, Shire, PPD



SANTOSH SHANBHAG
Chief Financial Officer
Former: Vertex Pharmaceuticals



JACKIE STUDER
Chief Legal Officer & General Counsel
Former: GE Healthcare IT, Allscripts



JON DAVID
Chief Product Officer
Former: Microsoft, EA, Glu

AKILI



JULIE DICARLO
SVP, Communications
Former: Cubist, PureTech Health



MATT OMERNICK
Chief Creative Officer, Co-Founder
Former: LucasArts, EA, Microsoft



BARRIE BRIAN
SVP, People Operations
Former: TalentAction HRO



CARL GOTTLIEB
SVP, Engineering
Former: eatsa, LendUp, Opower

7

Clinically Validated Science Platform in Action: Product Approach & Overview Pipeline: Clinical Research and Strategy Break Agenda Fireside Chat: Payer Perspective ADHD Market & EndeavorRx Commercial Launch Plan Revenue Opportunity & Financial Overview Closing Remarks (+ Bonus Content) Q&A 8

Brain function is the next frontier 9

Recognition of cognitive issues is at an all time high

ADHD



up to 86%
of children have attention deficits[1]

64%
experience adverse effects from medication[2]

MULTIPLE SCLEROSIS

up to 60%
of adults have cognitive impairments that may result in a decrease in independence and quality of life[3]



DEPRESSION

up to 94%
of adults experience cognitive symptoms during depressive episodes[4]



DEMENTIA

number of people with dementia set to jump 40% to
78M
by 2030[5]



1. Willcutt et al, Neurotherapeutics 9;490 (2012)
2. MTA Cooperative Group, Arch Gen Psychiatry 56;1073 (1999). Adverse event rate in drug treated arms of the mulitmodal treatment study of children with ADHD
3. Lovera ete al, Curr Neurol Neurosci Rep. 12;618 (2012)
4. Conradi et al. Psychol Med. 2011;41(6):1165–74
5. Dementia, Key Facts, WHO (Sep. 2, 2021).https://www.who.int/news-room/fact-sheets/detail/dementia

US populations only

10

Cognitive impairments exist across many medical conditions MULTIPLE PARKINSON'S ADHD SCLEROSIS ALZHEIMER’S BIPOLAR DISORDER TRAUMATIC AUTISM ANXIETY BRAIN VASCULAR DISEASE INJUR Y LUPUS MCI PTSD DIABETES AGING DEPRESSION DEMENTIA SCHIZOPHRENIA CHEMO-FOG SENSORY PROCESSING DISORDER CHRONIC PAIN HUNTINGTON’S DISEASE DYSLEXIA ICU RECOVERY COVID BRAIN FOG 11

TEEN VOGUE “Social media use has been linked to increased anxiety, depression, sleep disruption, anti-social behavior, and even found to be predictive of future suicide risk for teen girls.” LOS ANGELES TIMES - OP-ED “Social media has played a role in shortening people's attention span by a signiﬁcant amount.” U.S. Surgeon General issues Advisory to highlight the urgent need to address the mental health crisis among our nation’s youth The need is signiﬁcant 12 “…our ability to focus is being undermined by bursts of information.” NEW YORK TIMES “Let’s get all Americans the mental health services they need....and full parity between physical and mental health care if we treat it that way in our insurance.” ”…people now generally lose concentration after eight seconds, highlighting the affects of an increasingly digitalized lifestyle on the brain.” PRESIDENT JOE BIDEN TIME MAGAZINE

Akili has set the standard for clinical validation in digital medicine 16 Peer-reviewed Cognitive dysfunction in… publications ATTENTION DEFICIT HYPERACTIVITY DISORDER (ADHD) ALZHEIMER’S DISEASE (AD) AUTISM SPECTRUM DISORDER (ASD) ™ DEPRESSION (MDD) SSME 20 9 ™ Selective Stimulus SSME Disease Clinical studies MILD COGNITIVE IMPAIRMENT (MCI) Management Engine 1 1 populations completed MULTIPLE SCLEROSIS (MS) SENSORY PROCESSING DISORDER (SPD) SYSTEMIC LUPUS ERYTHEMATOSUS (SLE) TRAUMATIC BRAIN INJURY (TBI) 2,600+ 13 Patients 1 includes research, proof of concept, and pivotal clinical studies

Clinically Validated Science DR. ANIL JINA, CHIEF MEDICAL OFFICER 14 14

SSME™ is designed to target frontoparietal attention control networks

Attention Control*:*

Capacity to apply necessary attention at appropriate time and place, while monitoring environment for new sources of information, to enable optimal processing of task-relevant information.

A set of neural processes that allow us to interact with our complex environment in a goal-directed manner.


ATTENTION FUNCTIONS
ATTENTION CONTROL
EXECUTIVE FUNCTIONS

FOCUS	(Selective and sustained attention)
INTERFERENCE PROCESSING	(Inhibition and conflict resolution)
MULTITASKING	(Divided attention)

1. Anguera et al. Nature 2013;501,97–101
2. Bavelier et al, Neuron 2019;104(1)147–163
3. McDowd et al, JNPT 2007;31(3)98–103
4. Diamond et al, Ann Rev Psych 2013;64(1)135–168
5. Botvinick et al, Psychol Rev 2001;108(3)624

15

™ Founding Science Behind Akili and SSME Basic scientiﬁc mechanisms underlying SSME were tested in a series of controlled studies and published in Nature in 2013 They utilized a speciﬁcally designed video game with simultaneous cognitive tasks (perceptual discrimination in the setting of continuous visuomotor tracking) ADAM GAZZALEY, MD PHD Founder & Executive Director - Neuroscape Labs, UCSF David Dolby Distinguished Professor of Neurology, Physiology and Psychiatry 16 1. Anguera et al. Nature 2013;501,97–101

™ Founding Science Behind Akili and SSME This speciﬁcally designed technology showed its potential to: • Sensitively assess cognitive function (linear age-related cognitive decline) • Positively impact cognitive function after 4 weeks of treatment (improved cognitive measures in older adults compared to both active and no-contact control groups) • Achieve ‘near transfer’ effects (cognitive beneﬁts that extended to untrained cognitive abilities - speciﬁcally sustained attention and working memory) • Achieve persistent effects (up to 6 months) • Impact neural signatures of prefrontal cortex attention control (enhanced midline frontal theta power and frontal– posterior theta coherence on EEG) 17 1. Anguera et al. Nature 2013;501,97–101

LETTER RESEARCH ™ Effects of SSME on neural signatures of prefrontal attention control 13 (vigilance; test of variables of attention (TOVA) ) only for the MTT a group (Fig. 3c; see Supplementary Table 2). In addition, there were Midline frontal theta ™ ™ Control Pre-SSME Post-SSME severalstatisticaltrendssuggestiveofimprovedpost-trainingperform- Initial anceonothercognitivecontroltasks(dual-tasking,usefulfieldofview, Healthy older adults: enhanced midline frontal theta (MFT) andchangedetectiontask;seeanalysisofcovariance(ANCOVA)results * 1 power and frontal–posterior theta coherence on EEG in Supplementary Table 2). Note that although the working memory 3.40 and sustained attention improvements were documented as more 3.05 2.70 rapid responses to test probes, neither impulsivity (assessed with the 2.35 Healthy older adults Healthy younger adults Older adults Younger adults 2.00 alternativeversionoftheTOVA)noraccuracyresultsshowedsignifi- 1.65 1.30 Older adult post-training cantgroupdifferences,revealingthattrainingeffectswerenottheresult 0.95 0.60 of a speed/accuracy trade-off. Importantly, these cognitive improve- 0.25 –0.10 Children with sensory processing dysfunction and –0.45 mentswerespecifictoworking memoryandsustainedattentionpro- † –0.80 2 inattention: improvements in MFT power on EEG –1.15 cesses,andnottheresultofgeneralizedincreasesinspeedofprocessing, –1.50 asnogroupXsessioninteractionswerefoundontwoprocessingspeed PLOS ONE EnhancingneuralmeasuresofattentioninADHD Typically developing child Children w/SPD + IA tasks(astimulusdetectiontaskandthedigitsymbolsubstitutiontask; seeSupplementary Table2).Finally,onlytheMTTgroupexhibiteda significant correlation between multitasking cost reduction (assessed Multitasking No-contact Single task withNeuroRacer)andimprovementsonanuntrainedcognitivecontrol Children with ADHD and attention symptoms: MFT changes training control training task(delayed-recognitionwithdistraction)frompre-topost-training 3 between pre- and post-treatment on EEG (Fig.3d). b Long-range theta coherence Theseimportant‘transferofbenefits’suggestthatacommon,under- lyingmechanismofcognitivecontrolwaschallengedandenhancedby 1. Anguera et al. Nature 2013;501,97–101 Initial 2. Adapted from: Anguera et al. PloS one, 2017;12(4), e0172616 18 MTTwithNeuroRacer.Toassessthisfurther,weexaminedtheneural 3. Gallen et al PLoS One 2021;16(12): e0261981 basisoftrainingeffectsbyquantifyingevent-relatedspectralperturba- * tions(ERSP)andlong-rangephasecoherencetime-lockedtotheonset ofeachsignpresentedduringNeuroRacerbothpre-andpost-training. Younger adults Older adults Wespecificallyassessedmidlinefrontaltheta(4–7Hz),awell-described 14 EEGmeasureofcognitivecontrol(forexample,workingmemory ,sus- Older adult post-training 15 16 tained attention and interference resolution )localizedtothemedial 15 10 prefrontalcortex.Inaddition,weanalysedlong-rangethetacoherence PLV betweenfrontalandposteriorbrainregions,afunctionalconnectivity (% coherence)) measurealsoassociatedwithcognitivecontrol(for example, working 14 15 memory and sustained attention ). Separate ANOVAs for theta Fig2. Changesinprimaryoutcomemetrics:Neuralmarkersofattention.aTimecourseofmidlinefrontaltheta powerandcoherenceeachrevealedsignificantthree-wayinteractions (MFT)pre-andpost-interventionateach40mstimebinduringtheperceptualdiscriminationtask,where0ms representsstimulusonset.Solidlinesrepresentthemeanandshadedareasrepresent95%bootstrappedconfidence intervals(1000bootstrapiterations).bIntervention-relatedimprovementsinMFTatearly,peak,andlate120ms ofcondition(‘signanddrive’,‘signonly’)Xsession(pre,post)Xgroup compositewindows,alsoillustratedthroughtopographicheatmapswiththe6electrodesofinteresthighlightedwitha † † dottedboundingbox.Dataarepresentedasmean±95%bootstrappedconfidenceintervals(1000bootstrapiterations), † (MTT,STT,NCC;seeSupplementaryFig.6).Furtheranalysisrevealed andcirclesrepresentindividualparticipants.P-valuesrepresentrepeated-measuresANOVAscomparingpre-and post-interventionMFTateachcompositewindow. Multitasking Single task No-contact that for the ‘sign and drive’ condition, only the MTT group demon- https://doi.org/10.1371/journal.pone.0261981.g002 training training control Exploratoryoutcomemetrics:Intervention-relatedchangesinparent stratedasignificantincreasefrompre-topost-traininginbothneural reportsofclinicalinattentionsymptoms measures (see Fig. 4a, b). These findings are consistent with other c TotestwhetherAKL-T01ledtochangesinADHD dinattentionsymptoms,weexamined 90 0 changesinourclinicaloutcomemeasure–theinattentionsubscaleoftheVanderbiltparent reports of training-driven modulations in prefrontal cortical activity report.AftertheAKL-T01intervention,parentsobservedsignificantlyfewerADHD r = 0.76 r = 0.56 9,17 ofolderadults .Furthermore,thecoherenceresultsdemonstratefor P = 0.004 P = 0.04 thefirsttimemodulationofaneuralnetworkinresponsetocognitive 60 –0.5 PLOSONE|https://doi.org/10.1371/journal.pone.0261981 December31,2021 8/14 training in older adults. These findings evidence a shift in the rapid engagementofprefrontalcognitivecontrolprocesseslessthan400ms afterasignappearsandbeforethemotorresponse(seeSupplementary 30 –1 Fig.7andSupplementaryTable1b),supportingtraining-inducedneu- roplasticityasthe mechanistic basisofthesetrainingeffects. –1.5 0 As described above, both MTT and STT resulted in equivalent improvementsonthe NeuroRacercomponenttasks(seeSupplemen- tary Table 2 and Supplementary Fig. 4), whereas only MTT led to –2 –30 –1 0 1 2 3 4 5 –1 0 1 2 3 4 5 broad enhancements both behaviourally (diminished multitasking costs, improved sustained attention and working memory) and neu- Post-pre sign and drive Post-pre sign and drive mf theta power (dB) mf theta power (dB) rally (enhanced midline frontal theta power and long-range coher- ence). This indicates that the training factor driving these effects was Figure 4 | ‘Sign and drive’ midline frontal theta activity and long-range theinterferencegeneratedwhenparticipantsweremotivatedtoengage theta coherence in younger adults and older adults pre- and post-training. inthetwotaskssimultaneously.Giventhattherewerenocleardiffer- a, b, Forolder adult training assessments, a groupX session X condition ences in sustained attention or working memory demands between ANOVAforeachneuralmeasurerevealedsignificantinteractions(ineachcase, F(2,41).4.98,P,0.01,Cohen’sd.0.93;seeSupplementaryFig.6a,b),with MTTandSTT,transferofbenefitstotheseuntrainedtasksmusthave follow-upanalysesdemonstratingimprovementonlyforMTTduring‘signand resultedfromchallengestooverlappingcognitivecontrolprocesses.Of drive’(n515).Foryounger(n518)vsolderadult(n544)assessments,both note,theuseofathree-dimensionalimmersiveandfunvideogamefor neuralmeasures revealed significantreductionsin older adults(see training (see Methods) diverges from the sparse environments typ- SupplementaryFig.8a,b).c,CorrelationintheMTTgroupbetweenthechange 9,10 icallyused indual-tasktraining studies , whichhave notdocumen- inmidlinefrontalthetapowerandmultitaskingbehaviouralgainpreservation 10 ted a similar degree of far transfer . 6monthslater(n512). d,CorrelationintheMTTgroupbetweenthechange Coupled with previous findings of increased midline frontal theta in midline frontal (mf) theta power andbehavioural improvementon the 18 on a variety of cognitive control tasks , the current results support a TOVA (n514). {P,0.05 withingroupimprovement from pre- to post-training, *P,0.05 between groups. common neural basis of cognitive control processes, which can be 5SEPTEMBER 2013| VOL 501 | NATURE | 99 Macmillan Publishers Limited. All rights reserved ©2013 ΔSign and drive d′ performance Power (dB) (6 months – 1 month) Pre-post TOVA RT (ms)

Platform in Action: Product Approach & Overview CARL GOTTLIEB , SVP ENGINEERING JON DAVID , CHIEF PRODUCT OFFICER 19 19

Game-changing technology approach to target brain function Proprietary sensory and motor stimuli designed to target speciﬁc neural physiology Delivered through closed-loop, adaptive and personalized algorithms Validated through rigorous clinical trials and mechanistic studies Encoded into engaging interactive experiences Built upon rich data infrastructure in service of patient outcomes 20 20

® EndeavorRx game mechanics overview ™ SSME NAVIGATION FOCUS Steer over gates and/or avoid obstacles INTERFERENCE PROCESSING TA R G E T I N G Tap for targets and ignore non-targets MULTITASKING MULTITASKING Simultaneous navigation and targeting 21

Closed-loop system ™ SSME 22

® EndeavorRx game mechanics overview 23

ERx Demo Video (JD) 24 24

Companion App for Caregivers Tracking Progress Provides caregivers with a daily snapshot of their child’s in-game progress. Compliance Caregivers can follow along with their child’s effort and level completion. Support ® experts if they need help. Caregivers can connect with Akili Assist 25 25 25

Core development capability: population-tailored expansion/differentiation Core cognitive engine remains intact, while creating completely unique games tailored for each audience and personalized for each individual All games include the key ™ SSME components yet are completely unique games designed for the audience Continuous, unpredictable Visual discrimination motor task stimulus task ™ SSME Examples of Akili prototypes in development 26

Double-click to edit Double-click to edit Pipeline: Clinical Research and Strategy DR. ANIL JINA, CHIEF MEDICAL OFFICER 27 27

Current Akili pipeline: initial populations demonstrating potential breadth of technology RESEARCH POC PIVOTAL COMMERCIAL Pediatric ADHD 8-12 y/o (US) Pediatric ADHD (EU) Pediatric ADHD 6-17 y/o (Japan) SSME™ Pediatric ADHD 13-17 y/o (US) Adult ADHD 18+ y/o (US) ® Early childhood ADHD 3-8 y/o (US) Attention in autism spectrum disorder (ASD) (US) Cognitive dysfunction in multiple sclerosis (MS) (US) Cognitive dysfunction in depression (MDD) (US) SSME™ Acute cognitive dysfunction (COVID, Post-ICU, CRCI) (US) Cognitive monitoring: screening and assessments 28 Phase completed POC = Proof of Concept PLATFORM/ENGINES

ADHD clinical studies clinical trials children + 5 conducted with 600 with ADHD 1 2 3 4 5 STARS STARS-Adjunct POC SPD ASD Sensory Processing Autism Spectrum ADHD ADHD ADHD Population Disorder + ADHD Disorder + ADHD AKL-T01 (no meds) AKL-T01 (on meds) AKL-T01 AKL-T01 AKL-T01 Intervention Arms Digital Control AKL-T01 (no meds) Healthy Control Healthy Control Digital Control 12 weeks 4 weeks 4 weeks 4 weeks 4 weeks Duration (4 on, 4 off, 4 on) 348 (348) 206 (206) 80 (40) 57 (20) 19 (19) N (n ADHD) 8-12 yrs 8-14 yrs 8-12 yrs 9-12 yrs 9-15 yrs Age 1 Kollins et al, Lancet Digital Health, 2020 2(4) 2 4 Kollins et al, Nature Digital Medicine (2021)4:58 Anguera et al, PLoS One. 2017;12(4):1-19 29 3 5 Davis et al, PLoS One, 2018, 13(1): e0189749 Yerys et al, J Autism Dev Disord. 2019;49(4):1727-1737

ADHD clinical studies

THE LANCET Digital Health

STARS STUDY PRIMARY ENDPOINT



Mean (SE) change in TOVA test API
1.25
1.0
0.75
0.50
0.25
0
p=0.006
AKL-T01
N=169
Control
N=160

Significant improvement in objective attention compared to matched control[1]

ADJUNCT STUDY PRIMARY ENDPOINT

nature Digital Medicine



ADHD-RS Total Improvement
(Mean +/- SE)
40
35
30
25
First Treatment
Period
Second Treatment
Period
SSME only (n=76)
SSME (both cohorts)
SSME+stimulants (n=130)
Treatment Pause
BL
28
56
84
Days

ADHD symptom and impairment improvement sustained after 1st treatment, increased after 2nd treatment, and similar with or without medications[2]

SAFETY & TOLERABILITY

No Serious Adverse Events's (AE's) in any study. All AE's mild in nature.

Total AE's across studies[3]: 9.3%: decreased frustration tolerance: (6.1%), headache: (1.3%), irritability, dizziness, nausea: (all <1%)

1. Kollins et al, Lancet Dig Hlth 2020; 2(4): PE168-E178
2. Kollins et al, NPJ Dig Med, 2021;4:58
3. EndeavorRx IFU

30

STARS ADHD study: responder rate forest plot 31 Kollins et al, Lancet Digital Health, 2020 2(4), e168–e178

EndeavorRx® treatment of - responder rates across studies[1,2]

MEASUREMENT	RESPONSE RATE DESCRIPTION	1ST MONTH TREATMENT (STARS)	(STARS ADJUNCT)	2ND MONTH TREATMENT (STARS ADJUNCT)
Objective Attention (TOVA)	% children moving into normative range in at least one objective measure of attention	36%	-	-
ADHD Impairment (IRS)	% Children with ≥1-point improvement	48%	50%	68%
ADHD Symptoms (ADHD-RS Total)	% Children with ≥30% improvement	24%	27%	45%
Parent Perspective Improved Attention	"Do you think playing the app improved your child's ability to pay attention?" %YES	56%	-	60%
Child Perspective Improved Attention	"Do you think playing the app improved your ability to pay attention?" %YES	73%	-	75%

[1] *Kollins et al, Lancet Digital Health, 2020 2(4), e168–e178*
[2] *Kollins et al, Nature Digital Medicine (2021)4:58*

AKILI

32

ADHD pipeline and partnerships



EndeavorRx®

ADHD (13-17 years) pivotal trial underway

4 week study of EndeavorRx® in 165 children aged 13-17 years with inattentive/combined ADHD years underway.

Data availability H2 2023



EndeavorRx®

ADHD (Adults 18+ years) pivotal trial underway

6 week study of EndeavorRx® in 300 adults with inattentive/combined ADHD underway.

Data availability H2 2023



TALi®

ADHD (3-8 years) pilot study planned - partnership with TALi

4 week pilot study of TALi 'Ready Attention Go' product in ~40 children aged 3-8 years with ADHD.

Study to commence in 2022

Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors

AKILI

33

2 US PAT I E N T S Autism spectrum disorder (ASD) 1.3M 410K TOTAL TA R G E T SSME (n=11) Children with ASD are at high risk for impairments in 0.8 2.5 1 Control (n=7) attention function 0.6 2 The presence of ADHD symptoms in children with autism 0.4 spectrum disorder is associated with worse cognitive 0.72 1.5 1 (attention) control 0.2 1 2.03 Attention impairments contribute to poor functional 0 1 outcomes, such as reduced adaptive behavior 0.5 -0.35 -0.2 0.83 Pilot study (n=18), demonstrated high acceptability and -0.4 0 engagement with SSME and an improvement in attention Adapted from: Yerys et al, JADD (2019) 49,1727–1737 and ADHD outcome measures compared to a control 1 condition after 4 weeks of treatment Journal of Autism And Developmental Disorders 1. Yerys et al, JADD (2019) 49,1727–1737 ™ PRODUCT CANDIDATE SSME STATUS PRE-PIVOTAL TRIAL MEETING (FDA Q-SUB): ESTIMATED H2 2022 34 2. please see slide #82 for sources Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors TOVA API (effect size) ADHD-RS Total (effect size)

Multiple sclerosis (MS)

PATIENTS US[4]

900K TOTAL

180K TARGET

Incidence of cognitive dysfunction in MS ranges from 20-60%[1]

It is predictive of loss of employment, loss of quality of life, and affects all aspects of daily life[1]

Pilot study (n=21), significant improvement in processing speed (SDMT) in patients with cognitive dysfunction in MS[2]

POC RCT (n=40), clinically significant improvement in SDMT (>4) after 6 weeks treatment (vs. baseline) with SSME™ in patients with cognitive dysfunction in MS. 70% of patients randomized to SSME™ maintained this clinically meaningful 4+ point increase in SDMT after a further 8 weeks observation period (compared with 37% for control, p = 0.038)[3]



SSME (n=20)
Control (n=20)
SDMT (change from baseline)
0
1
2
3
4
5
6
7
6.1
3.6
5.2
3.0
clinically meaningful change
6 weeks Rx
14 weeks f/u

SSME™ not statistically significant vs. control

Adapted from: Bove et al MS Jour 2020; 27(5);778-789

Neurology and Therapy

MULTIPLE SCLEROSIS JOURNAL

1. Benedict et al. BMC Neurol. 2012;12:55
2. Bove et al Neurol Ther 2019;8(1):135–145
3. Bove et al MS Jour 2020; 27(5);778-789

PRODUCT CANDIDATE SSME™ ADULT (AVA VERSION)

STATUS PRE-PIVOTAL TRIAL MEETING (FDA Q-SUB): ESTIMATED H1 2023

Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors

4. please see slide #82 for sources

35

US 4 PAT I E N T S Major depressive disorder (MDD) 19M 2.1M TOTAL TA R G E T 5 SSME (n=37) Cognitive symptoms are present during up to 94% of Control (n=37) 4 1 depressive episodes and up to 44% of periods of remission 3 4.3 2 Serious impact on patients' quality of life and activities of 1 1 daily living 0 -1 -2 Inter-episode cognitive function is related to the number of -3 2 previous depressive episodes -6.9 -4 -5 POC RCT (n=74), signiﬁcant improvement in measures of -6 attention after 6 weeks treatment with SSME compared to -7 Adapted from: Keefe et al AJP (2022) 3 control 1. Conradi et al. Psychol Med. 2011;41(6):1165–74 2. Kessing et al Psychol Med. 1998;28(5):1027–38 3. Keefe et al AJP (2022) ™ PRODUCT CANDIDATE SSME ADULT (AVA VERSION) STATUS PRE-PIVOTAL TRIAL MEETING (FDA Q-SUB): ESTIMATED H2 2023 36 4. please see slide #82 for sources Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors Sustained Attention (TOVA H1)

Acute cognitive dysfunction

Cognitive impairments can occur after acute insults to the brain due to trauma, infection, hypoxia, inflammation, medication, toxins, critical illness, cancer etc.

SSME™ has the potential to assist in the short- and long-term cognitive rehabilitation of these patients

Pilot study (n=84) completed in chronic TBI (veterans 60-85 yrs with history of multiple mild TBIs or ≥1 moderate TBI and subjective cognitive complaints) showed significant improvement in measures of attention (reaction time) and working memory compared to controls[1]

2 separate collaborative studies (n = 100 each) with Weill Cornell Medicine, NewYork-Presbyterian Hospital and Vanderbilt University Medical Center underway in cognitive dysfunction following Covid infection (Covid Fog). Both investigate the effects of SSME (AKL-T01) over 4 or 6 weeks treatment compared to a TAU control group.

PATIENTS US[2]

81M	700K TBI	1.3M COVID	1M CHEMO	300K ICU
TOTAL	TARGET			



TOVA (attention composite score)
0.4
0.3
0.2
0.1
0
-0.1
-0.2
SSME (n=28)
Control (n=28)
No Game (n=28)
0.22
-0.16
0.07
0.39
-0.03
0.03
4 weeks Rx
12 weeks f/u

1. Kaup et al. AAIC 2019, A&D 15(7S);5;253-254

PRODUCT CANDIDATE SSME™ ADULT (AVA VERSION)

STATUS COVID FOG PILOT STUDY DATA: ESTIMATED H2 2022

Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors

2. please see slide #82 for sources

37

Cognitive monitoring



Welcome Player!



Pfizer
r=0.52, P<.001
SDMT score
100
80
60
40
20
0
2 4 6 8 10 12 14 16 18
SSME Multitasking Threshold
SSME Reaction Time Interference Cost Delta (s) +/- SE
0.1
0.075
0.05
0.025
0
Amyloid -
Amyloid +
Day 0

1. Smith et al Psych Times July 2021
2. Hsu et al. JMIR 2021;23(1)
3. Leurent et al, CTAD 2016, JPAD 3;S1;280-281

Cognition is often only assessed when there is a specific, subjective complaint from patients, family members, or caregivers[1]

There is no consistent clinical protocol for how to use cognitive assessment tools[1]

Most cognitive assessments have not changed in decades and many are still performed on pen and paper[1]

Pilot study in MS (n=100) showed positive correlation between recognized cognitive function measure (SDMT) and SSME in assessing cognition[2]

Pilot study in older adults (n=54) showed ability of SSME™ to detect cognitive differences between amyloid +/- patients[3]

PRODUCT CANDIDATE SSME™ MONITOR

STATUS ONGOING STUDIES- ADHD, AGING; PLANNED: INITIATE PIVOTAL STUDY ESTIMATED H2 2023

Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors

38

Break 39 39

Break 40 40

Break 41 41

Break 42 42

Break 43 43

Break 44 44

Fireside Chat: Payer Perspective ROB PEREZ, EXECUTIVE BOARD CHAIR & DIRECTOR OPERATING PARTNER GENERAL ATLANTIC, FORMER CUBIST PRESIDENT & CEO KEN EHLERT, BOARD DIRECTOR & FORMER CHIEF SCIENTIFIC OFFICER, UNITEDHEALTH GROUP 45

ADHD Market & EndeavorRx Commercial Launch Plan ASHLEIGH CHUNG VP COMMERCIAL STRATEGY AND OPERATIONS 46 46

Medicine developed, delivered and experienced in a completely new way 47

® EndeavorRx has a large and attractive initial target population in addressing attention issues 3 ADHD MARKET - US ONLY (patients in millions) 11M Current prescription ADHD treatments in the US address large patient populations 4.7M 8M ADULT 1 $ 3.3M ~ 10Bn ADULT ADHD MARKET 2.8M AGES 13-17 1.9M AGES 13-17 INITIAL 2 INDICATION 2.1M >70M 1.8M FDA AGES 8-12 AGES 8-12 CLEARED Prescriptions per year 1.2M 1.1M AGES 3-8 AGES 3-8 Total market Initial target population in inattention 1. DelveInsight, ADHD Market Insights, Epidemiology and Market Forecast-2027 (Dec. 2018) 260 48 3. please see slide #82 for sources 2. 2020 IMS Data

First of its kind digital treatment delivered through a video game interface; currently being prescribed by physicians and helping pediatric patients with ADHD and their families FDA indication: EndeavorRx® is a digital therapeutic indicated to improve attention function as measured by computer-based testing in children ages 8-12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx® demonstrate improvements in a digitally assessed measure, Test of Variables of Attention (TOVA®), of sustained and selective attention and may not display beneﬁts in typical behavioral symptoms, such as hyperactivity. EndeavorRx® should be considered for use as part of a therapeutic program that may include clinician- directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx® must be prescribed by a 49 healthcare professional. It is not intended as a stand-alone therapeutic, nor is it a substitute for a child’s medication.

1 Pediatric ADHD of children with ADHD spend per ADHD child vs. % have attention deﬁcits neurotypical child 86 5x patients tried/trying/plan to try not currently on or well % % non-pharmacological treatments controlled by medication 55 44 50 1. Willcutt (2012) Neurotherapeutics, 9(3): 490-499; additudemag.com/cost- of-raising-adhd-child-study/; 2017 Clarion primary market research

Current treatments and approaches are inadequate A new category of medicine Physiologically-active DTx Pharmaceuticals Behavioral therapy • Can lead to mixed results • Largely treats • MOA-based efﬁcacy symptoms • Positive safety proﬁle • Can have accessibility and (vs. function) cost issues • FDA clearance, Rx • Potential signiﬁcant side effects 51 DTx =Digital Therapeutics MOA = Mechanism Of Action

Commercialization model Customer-driven model Prescription-therapeutic, hybrid self-pay reimbursement model. Catalyzed by activated consumers (parents unsatisﬁed with current treatment options) and efﬁcient HCP education and e-prescribing Frictionless Delivery Option for patient doctor or streamlined telemedicine consult; Mobile-ﬁrst Rx adjudication and rapid prescription activation, with seamless re-ﬁll process Data-rich Care Program Rich data allows personalized support through Akili Assist customer service, targeted communications, and companion applications (e.g., EndeavorRx Insight) for caregivers to track & monitor treatment progress ® 52

® EndeavorRx steps to therapy VIRTUAL OR IN-PERSON HCP PRESCRIBES VISIT WITH HCP ENDEAVORRX to discuss EndeavorRx as Through PhilRx that will assist with treatment option prior authorization AKILI ASSIST is committed to supporting caregivers along the journey through our Nurse Navigators and other helpful resources to address PHIL EMAILS & TEXTS PHIL TEXTS CAREGIVER questions about EndeavorRx ACTIVATION CODE and conducts beneﬁts investigation treatment. once payment is received from the responsible party HCP FOLLOWS UP CAREGIVER DOWNLOADS ENDEAVORRX to understand child’s progress in and enters the activation code to improving attention, in combination ® begin the child’s treatment with other therapies 53 HCP: Healthcare Professional

® Go-to-market plan for EndeavorRx Commercial launch 2H 2022, launch indication 8-12 y/o with age expansion studies underway • PDT market development ® • EndeavorRx engagement in most responsive markets • Focus on stimulant naive and patients not well-controlled on current therapy HCP Payer Consumer ® 54

Go-to-market plan for EndeavorRx®

Commercial launch 2H 2022, launch indication 8-12 y/o with age expansion studies underway

- *PDT market development*
- *EndeavorRx® engagement in most responsive markets*
- *Focus on stimulant naive and patients not well-controlled on current therapy*

Consumer

HCP

Payer

Digital first activations with frictionless customer experience

TARGET

MOMS/DADS OF KIDS WITH ADHD

IMPACT

AWARENESS AND ACTIVATION

- Media investment optimized for reach/frequency in promotionally responsive markets aligned to sales activation
- DTC telemedicine acquisition with e-comm model
- Influencers, sponsorships, and events to drive earned media and word of mouth

EndeavorRx®

55

Go-to-market plan for EndeavorRx®

Commercial launch 2H 2022, launch indication 8-12 y/o with age expansion studies underway

- *PDT market development*
- *EndeavorRx® engagement in most responsive markets*
- *Focus on stimulant naive and patients not well-controlled on current therapy*

Consumer | **HCP** | Payer

Therapeutics sales model with telemedicine integration

TARGET

PEDIATRICIANS, PSYCHS, CENTERS OF EXCELLENCE

IMPACT

AWARENESS AND ACTIVATION

- 80 - 100 sales FTEs
- ~6,800 top priority targets (32% of patients)
- ~3,000 second priority targets (15% of patients)
- Pull-through activities to potentially optimize market access wins

EndeavorRx®

AKILI

56

Go-to-market plan for EndeavorRx®

Commercial launch 2H 2022, launch indication 8-12 y/o with age expansion studies underway

- *PDT market development*
- *EndeavorRx® engagement in most responsive markets*
- *Focus on stimulant naive and patients not well-controlled on current therapy*

Consumer | HCP | **Payer**

Self-pay and reimbursed model, tracking towards potential broad scale coverage over time

TARGET

COMMERCIAL PAYERS, REGIONAL PLANS, GOVERNMENT/MEDICAID, EMPLOYER GROUPS/COALITIONS

IMPACT

PAYER ADOPTION

- 10 Market Access FTE's
- Focused on top 5 national plans
- Build on groundswell support of subsidiary plans
- Targeted state Medicaid efforts
- Employer and IDN (integrated delivery networks) partnerships
- $450 WAC *(wholesale acquisition cost)* x3 mo. access

EndeavorRx®

AKILI

57

Double-click to edit Double-click to edit Revenue Opportunity & Financial Overview SANTOSH SHANBHAG, CHIEF FINANCIAL OFFICER 58

(Total Addressable Market) Increasing TAM through label and indication expansion Total Market 10.8 19.0 81.0 166 2 2.0 1.3 0.9 Population (in millions) Initial target 3.3 15.5 1 population OVER 9.5M PATIENTS (in millions) IN ADHD ALONE 2.1 0.4 0.2 1.4 8.1 ADULT 3.3 13-17 1.9 FDA 8-12 1.8 CLEARED 3-7 1.1 ADHD US ADHD Ex-US ASD US MS US MDD US Acute cognitive Initial target 1 dysfunction US population in inattention 2 Expected timeframes Expected Expected Expected Expected Japan: Ph III Adult: pivotal data: H2 ’23 pre-pivotal pre-pivotal pre-pivotal expected start: Covid fog POC 13-17: pivotal data: H2 ’23 meeting meeting meeting H2 ’22 data: H2 ’22 (FDA Q-sub): (FDA Q-sub): (FDA Q-sub): 8-12: launch: H2 ‘22 EU: Launch TBD H2 ’22 H1 ’23 H2 ’23 3-7: POC start: H1 ’22 1. please see slide #82 for sources 59 GRANTED 2. Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors

Expected ADHD label expansion 2 INITIAL TARGET POPULATION SIZE (patients in millions) 8.1 TOTAL ADHD MARKET - US ONLY 1.1 POC start: H1 ’22 3-7 YEAR-OLD 4 3.3 Pivotal data: H2 ’23 3 ADULT 1.9 Pivotal data: H2 ’23 13-17 YEAR-OLD 2 FDA CLEARED 1.8 8–12 YEAR-OLD 1 Launch: H2 ‘22 1 TIME 60 1. Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors 2. please see slide #82 for sources REVENUE $

$500M+ Revenue potential in the US in 5-7 yrs in ADHD alone

$500M+ per yr. US ADHD revenues
(estimated in 5-7 yrs)

$300M	$200M

1.5 Rx refills per patient after 1st Rx

~15% gross-to-net discount (based on current distribution structure)

WAC / Rx $450	Cash Price / Rx $295
50% patients via insurance reimbursement ~325,000	50% patients via self-pay ~325,000

~650K Patients Treated

8% base market penetration for model
(as a reference, non-stimulants ~10%[1], behavioral therapy ~47%[2])

8.1M Target Population[1]
excludes hyperactive only patients

~11M US ADHD Market[1]

Upside potential:

- *Additional payor coverage over-time reduces % of self-pay*
- *Reduced gross-to-net discounting*
- *Ability to adapt treatment through the patient's life extending revenue tail*
- *No patent cliffs typically associated with drugs*

Additional revenue opportunities:

- *Supplemental revenue model potential for services or treatment maintenance (e.g., care-team connected companion apps like EndeavorRx Insight®)*
- *Potential for physician reimbursement through remote patient monitoring*

Represents market penetration of other products
1. please see slide #82 for sources
2. CDC.gov

61

® EndeavorRx - key drivers of the model METRIC DEFINITION Total prescriptions written by HCP Total Rx Written TRx that that are new prescriptions New Rx DEMAND TRx that that are reﬁll prescriptions Reﬁll Rx # HCPs who wrote an EndeavorRx prescription that quarter Total Prescribers # HCPs who wrote their ﬁrst EndeavorRx prescription that quarter ENGAGEMENT New Prescribers NRx dispensed / (NRx dispensed or abandoned) Conversion (Enrolled To Dispense) Percent of dispensed TRx with self pay % of TRx Self Paid Percent of dispensed TRx with any reimbursement REIMBURSEMENT % of TRx Reimbursed # of lives covered by our plans in the US Total Covered Lives 62

® EndeavorRx - key drivers of the model PHASE PRE-LAUNCH PRE-LAUNCH PRE-LAUNCH GROWTH METRIC FY 2021 Q1’22 VS.Q1’21 1,713 668 229% Total Rx Written 1,422 503 166% DEMAND New Rx 291 165 1079% Reﬁll Rx 877 437 191% Total Prescribers 832 239 96% ENGAGEMENT New Prescribers 57% 53% (14%) Conversion (Enrolled To Dispense) 86% 89% N/A % of TRx Self Paid 10% 4.3% N/A REIMBURSEMENT % of TRx Reimbursed 2.8M 2.6M N/A Total Covered Lives 63

Balance sheet expected to support business operations into early 2024 in max redemption scenario and 2025 in min redemption scenario ALL NUMBERS IN $ THOUSANDS YEARS ENDED DECEMBER 31 2020 2021 REVENUES: COLLABORATIVE REVENUES 3,927 352 PRODUCT REVENUES 12 186 TOTAL REVENUES 3,939 538 COST OF REVENUES 416 355 GROSS PROFIT 3,523 183 OPERATING EXPENSES: R&D (EXCL. STOCK COMP) 14,430 16,894 SG&A (EXCL. STOCK COMP) 11,631 39,095 STOCK COMPENSATION EXPENSE 2,898 4,913 TOTAL OPERATING EXPENSES 28,959 60,902 OPERATING LOSS (25,436) (60,719) TOTAL OTHER INCOME (EXPENSE), NET (209) (629) NET LOSS AND COMPREHENSIVE LOSS (25,646) (61,348) CASH AND CASH EQUIVALENTS 18,528 76,899 PRINCIPAL DEBT OUTSTANDING 7,000 10,000 AVA I L A B L E D E B T 6,000 45,000 64

Current Akili pipeline: initial populations demonstrating potential breadth of technology

PLATFORM/ENGINES		NEXT MILESTONE	ESTIMATED[1] TIMEFRAME
SSME™	*Pediatric ADHD 8-12 y/o (US)*	Launch	H2 '22
SSME™	*Pediatric ADHD (EU)*	Launch	- -
SSME™	*Pediatric ADHD 6-17 y/o (Japan)*	Initiate Phase III study	H2 '22
SSME™	*Pediatric ADHD 13-17 y/o (US)*	Pivotal trial data	H2 '23
SSME™	*Adult ADHD 18+ y/o (US)*	Pivotal trial data	H2 '23
TALI™	*Early childhood ADHD 3-8 y/o (US)*	Initiate pilot study	H1 '22
SSME™	*Attention in autism spectrum disorder (ASD) (US)*	Pre-pivotal trial meeting (FDA Q-sub)	H2 '22
SSME™	*Cognitive dysfunction in multiple sclerosis (MS) (US)*	Pre-pivotal trial meeting (FDA Q-sub)	H1 '23
SSME™	*Cognitive dysfunction in depression (MDD) (US)*	Pre-pivotal trial meeting (FDA Q-sub)	H2 '23
SSME™	*Acute cognitive dysfunction (COVID, Post-ICU, CRCI) (US)*	COVID fog pilot study data	H2 '22
SSME™	*Cognitive monitoring: screening and assessments*	Initiate pivotal study	H2 '23

1. Timeframes are estimates and are subject to change - see Disclaimer and Risk Factors

65

Double-click to edit Double-click to edit Closing Remarks EDDIE MARTUCCI, CHIEF EXECUTIVE OFFICER 66 66

Leading digital medicine company, premier platform designed to target cognitive dysfunction across medicine Leading platform using software to treat brain function at scale Product designed to directly target neural physiology and delivered through high-quality entertainment experiences 1 2 First-of-its-kind prescription digital therapeutic with FDA clearance and CE mark in pediatric ADHD (8-12 y/o), currently in pre-launch phase Active pipeline aiming to expand current technology into multiple disease conditions with chronic and acute cognitive impairments in both pediatrics and adult populations Established model and infrastructure can be applied to new products and markets to generate sustainable growth 1. FDA marketing authorization indicated to improve attention function as measured by computer- based testing in children ages 8-12 years old with 2. intended for the treatment of attention and inhibitory control deﬁcits in pediatric patients 67 primarily inattentive or combined-type ADHD, who have a demonstrated attention issue with ADHD

Platform and infrastructure can be leveraged to achieve scale, efﬁciency and speed to market 79 79

80 80

Thank you. QA 81

Sources supporting slides Disease Area Source of Total Population Source for calculations supporting Initial Target Population ADHD 4-7 CDC Survey Estimates, 2014 National Survey on Children's Health (CDC); 2003-2011 ADHD 8-12 Danielson (2018) J Clin Child Adoles Psychol., 47(2): 199-212 Willcutt (2012) Neurotherapeutics, 9(3): 490-499 ADHD 13- 17 Danielson (2018) J Clin Child Adoles Psychol., 47(2): 199-212 Willcutt (2012) Neurotherapeutics, 9(3): 490-499 Raman (2018) Lancet Psychiatry, 5(10): 824-835.; Fayyad (2007) Br J Psychiatry. 190: ADHD Adult Salvi et al. Riv Psichiatr. Mar-Apr 2019;54(2) 402-409 ADHD EU Clarion EU & Japan Population Estimates Willcutt (2012) Neurotherapeutics, 9(3): 490-499 ADHD JP Clarion EU & Japan Population Estimates Shionogi partner estimates Baio, J.et al MMWR Surveillance Summary (2018) Autism https://www.cdc.gov/ncbddd/autism/data.html Rommelse et al. 2010. Eur Child Adolesc Psychiatry: 2016 NSDUH survey Conradi HJ, Ormel J, de Jonge P. Presence of individual (residual) symptoms during Depression (MDD) https://www.nimh.nih.gov/health/statistics/major-depression depressive episodes and periods of remission: a 3-year prospective study. Psychol Med 2011;41(6):1165-74 Landmark Study Estimates Nearly 1 Million in the U.S. Have Multiple Sclerosis, National Multiple Sclerosis MS Society (Feb. 15, 2019) https://www.nationalmssociety.org/About-the-Society/News/ Benedict et al. BMC Neurol. 2012;12:55 Landmark-Study-Estimates-Nearly%c2%a01-Million-in-the-U See combined sources for COVID fog, cancer-related cognitive impairment, TBI, and ICU-related Acute Cognitive Dysfunction cognitive dysfunction https://www.publichealth.columbia.edu/public-health-now/news/one-three-americans- already-had-covid-19-end-2020 Garriges et al., 2020, Journal of Infection, Helm et al., 2020, The New England Journal of COVID Fog Taquet et al 2021 PLOS Medicine Medicine; Jaywant et al., 2021, Neuropsychopharmacology, Kaseda et al., 2020, The Clinical Neuropsychologist; Rogers et al., 2020, Lancet Psychiatry Cancer-Related https://www.cdc.gov/cancer/preventinfections/providers.htm Jaelsins et al. 2018 Journal of Clinical Oncology Cognitive Impairment https://www.cancer.gov/about-cancer/understanding-chemobrain Fiden et al Centers for Disease Control and Prevention. (2015). Report to Congress on Traumatic Brain Injury in the United States: Epidemiology and Rehabilitation. National Traumatic Brain Injury Rabinowitz & Levin 2014 Cognitive Sequelae of Traumatic Brain Injury Center for Injury Prevention and Control; Division of Unintentional https://www.cdc.gov/traumaticbraininjury/pdf/tbi_report_to_congress_epi_and_rehab-a.pdf https://www.sccm.org/Communications/Critical-Care-Statistics ICU-Related Cognitive Dysfunction https://www.sccm.org/Communications/Critical-Care-Statistics Cavallazzi et al 2012. Annals of Intensive Care 82

Additional Information and Where to Find It

In connection with the proposed business combination transaction between Social Capital Suvretta Holdings Corp. I (“SCS”) and Akili, SCS filed a registration statement on Form S-4 with the SEC on February 14, 2022, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on April 4, 2022 (the “Registration Statement”), which includes a preliminary prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. The Registration Statement has not yet become effective. When available, a final proxy statement/prospectus will be sent to all SCS shareholders. SCS will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF SCS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in the Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This press release may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Akili and SCS. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRx® and continue to advance its clinical development pipeline, (xiv) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xix) Akili’s expectations regarding its market opportunities and (xx) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s annual report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 24, 2022, the Registration Statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.